August 14, 2007

Luke Lalonde, President
SuperDirectories, Inc.
5337 Route 374
Merrill, New York 12955

      RE: SuperDirectories, Inc.
                    Amendment No. 5 to the Registration Statement on
                    Form 10-SB
                    Filed June 29, 2007
                    File No. 0-51533

Dear Mr. Lalonde:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We reissue comment two from our April 25, 2007 letter. As previously requested in our prior comment letters, it is not clear what <u>advantages</u> there are for a user to search with SuperDirectories as opposed to utilizing a search engine such as Google or Yahoo. We continue to believe that comparing the company which is a "searchable directory" to companies like Google and Yahoo which are "search engines" does not appear appropriate, other than in discussing competitors. Likewise, comparing the company to eBay and Amazon is not appropriate, in that such a comparison may lead a potential investor in to believing that those companies are similar, which does not appear to be the case or that similar

operating results may occur. These are industry leaders while the company has yet to commence operations. Please fully discuss.

2. Further, we note your response to comment two in counsel's letter dated June 29, 2007. You state that Exhibit 99.1 has been removed from Amendment 5, however we note that the Exhibit Index still shows Exhibit 99.1.

Our Business, page 1

3. We note that you use a system called "Open Tracker". Please clarify whether the company owns this system or if not, if there is a fee involved. Disclose the fee, if applicable.

4. Likewise, please clarify whether the company owns the program "Replication". If not, does the company pay a fee for its use? If applicable, please disclose the fee.

Competitive Situation, page 4

5. Given the seven years of developing your business and the rapid changes in technology, discuss the impact the changes in technology have had upon you business and the ability of your business to compete.

6. It should be made clear here and throughout as appropriate, that because the company's data base is directly dependent upon funding, the company's searchable results will continue to be limited, dependent upon the company's financial situation. Further in this regard, it would appear that having this constraint will cause the data base construction to be extended and therefore not essentially "complete" for a longer period of time in the future.

7. We note references on page 4 and page 5 to "trade secrets". Please discuss the potential risk to the company from the absence of having your trade secrets protected. Please expand the discussion under "Risk Factors" in this regard.

8. We reiterate comment 11 from our April 25, 2007 letter. Clearly and prominently disclose and discuss the potential limitations on SuperDirectories' information such as slower updating of information in the directories, out-of-date information or links, a higher level of specificity required in the search term, etc.

Marketing Activities, page 5

9. We note your response to comment 13 in your June 29, 2007 letter. With respect to those websites that did not join the "pay for click" program, will your directory

make it clear to users *that in fact there are additional websites than the ones automatically found via a routine query?* Please discuss the limitations on the search capabilities to the end users and the potential impact this could have upon the users of your searchable database, as previously requested.

10. We further note your response to comment 15 from your June 29, 2007 letter. It would appear that your website should be revised to make clear that you plan to "engage" in the referral business rather than "specialize" in that service.

11. We reissue comment 15 from our letter dated April 25, 2007. Please revise the disclosure in this section and in the plan of operations section to discuss in greater detail how the referral business will be operated, the time frame for entering this business, the anticipated fees to be charged , and any other material information regarding this proposed program. We again note that the website referred to plans to "specialize" in these bookings with airlines, cruises, fishing charters, golf packages, hotel rooms and ski packages. Fully discuss.

12. We note that you have removed the disclosure indicating that you do not consider the websites listed on Superdirectories to be advertisers. We note that only those websites that pay a fee and agree to the pay per click agreement will be included in the search results by end users. Please clarify how you intend to indicate to the users of your database that these companies are paid advertisers. Clarify whether it will be made clear to the end user that the results are all paying to be included. If not, provide an appropriate analysis as to why this is not considered advertising. We note that other search engines clearly indicate those search results that are paying to be listed at the top or on the first page. We may have further comment.

Customers, page 6

13. Please provide the basis for your estimate of "as many as 1,000,000 website owners." Also, provide clear disclosure, if true, that you have not contacted any of these website owners currently included in your directory, that none of these websites have indicated interest in being included as part of your database, and that there is no guarantee that any will choose to participate in your pay per click program. We may have further comment.

Employees, page 7

14. Please disclose the material provisions of the oral agreements.

Risk Factors

"We may be liable for issuing…". page 13

15. We reissue comment 30 from our letter dated April 25, 2007. Provide a more detailed discussion of the facts that led to the potential rescission liability. Clarify in greater detail the potential problems with the rescission offer and that this would create a second potential violation claim and therefore, the potential for risk or harm would not appear to be "minimal" as indicated in your supplemental response.

16. We reissue comment 31 from our letter dated April 25, 2007. Revise the discussion of Mr. Wright's option shares to clearly disclose the terms of the written agreement with Mr. Wright and clarify how those activities would appear to fall within the prohibited activities. Also clarify that the facts that the agreement indicated that Mr. Wright would not provide any services that would render him ineligible to receive stock pursuant to a Form S-8 does not mean that such activities did not fall within the prohibited activities or remove the statement. The risk factor should focus on the potential risk and should not focus on negating those risks. We may have further comment.

Item 2. Plan of Operation, page 15

17. We note on page 15 your reference to $366,000 cash available; however, on page 16, you state that your current available cash balance is $395,500. Please revise as appropriate to insure that your disclosure is consistent.

18. Disclose in greater detail your plan of operations if you are unable to raise sufficient funds, i.e. the $1 million you indicate is necessary for your plan of operations. Also, clarify the business activities you will undertake if you are unable to raise any funds.

19. We reissue comment 36 from our letter dated April 25, 2007. Please clarify how long you can currently satisfy your cash requirements based upon the cash currently available, without assuming proceeds from future sales of securities. Clarify whether you will be able to implement your plan of operations fully based upon the current cash available and if so whether this impacts the time frame for how long you can satisfy your cash requirements.

Associates and Affiliates, page 19

20. As previously requested, please clarify what constitutes the Associates program as opposed to the Affiliates program. Briefly disclose how each will benefit the company.

Certain Relationships and Related…, page 25

21. We reissue comment 40 from our letter dated April 25, 2007. Provide a detailed discussion of Mr. Wright's role as a consultant and the specific services that he provided to the company for which he received the cash of $90,000 and options to purchase 7,605,000 shares of common stock. Clarify the terms set forth in the consulting agreement with Mr. Wright.

Part II.

Item 4. Recent Sales…, page 36

22. We reissue comment 45 from our letter dated April 25, 2007. Please explain the exemption relied upon and the facts supporting your reliance upon the exemption. Clarify the transactions that were subject to the rescission offer. Discuss how the rescission offer was meant to correct the insufficient documentation and explain how the rescission offer was conducted. In addition, given the lack of sufficient documentation with the initial offerings pursuant to Regulation S, explain the impact this had upon the availability of Regulation S on the rescission offer. We may have further comment.

23. There are several references to "sufficient information" and "sufficient documentation". Please briefly clarify the specific nature of the documentation being referred to.

24. We reissue comment 47 from our letter dated April 25, 2007 .

Closing Comments

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Any questions regarding disclosure issues may be directed to Janice McGuirk at (202) 551-3395. Questions related to accounting issues may be directed to Blaise Rhodes at (202) 551-3774.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director

cc: Charles B. Jarrett, Esq.
     via fax (412) 803-3678